SEC
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MAR 01 2017

Washington DC
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SE

17009053

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northland Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 South 7th Street, Suite 2000
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Duffy 612-851-4915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINE MARIE GATES
Notary Public
State of Minnesota
My Commission Expires
January 31, 2022

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2016 and 2015

MHM

1000 Campbell Mithun Tower, 222 S. Ninth St. ▫ Minneapolis, MN 55402
Main: 612.339.7811 ▫ Fax: 612.339.9845 ▫ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

NORTHLAND SECURITIES, INC.

We have audited the accompanying statements of financial condition of Northland Securities, Inc. (the Company) as of December 31, 2016 and 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that is appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 27, 2017

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2016 and 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 1,700,504	$ 1,669,386
Clearing deposit	250,000	250,000
Receivable from clearing organization	1,123,828	3,906,119
Securities inventory	12,513,905	6,682,714
Investment securities	1,042,767	507,230
Receivables, net of allowance	3,419,513	1,849,140
Property and equipment, at cost, less accumulated depreciation	348,951	565,021
Receivable from affiliates	54,118	814,045
Income taxes receivable	134,628	713,370
Other assets	851,766	1,133,482
TOTAL ASSETS	$ 21,439,980	$ 18,090,507
LIABILITIES		
Accounts payable, trade	$ 213,736	$ 628,958
Capital lease liability	-	10,903
Accrued expenses	6,137,475	3,093,801
Deferred income taxes	176,650	163,000
Income taxes payable	12,950	-
Securities sold, not yet purchased	76,994	263,181
TOTAL LIABILITIES	6,617,805	4,159,843
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS (DEFICIT)	153,147	(738,364)
TOTAL STOCKHOLDER'S EQUITY	14,822,175	13,930,664
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 21,439,980	$ 18,090,507

See Notes to Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business – Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings) and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, and paying agent services to institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016, the Company maintained its cash and cash equivalents with one financial institution and balances exceeded Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivable from clearing organization – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivables - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable may be reduced by a valuation allowance that reflects management's best estimate of the balances that will not be collected. Management's estimate of valuation allowance, if any, are based on accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for doubtful accounts was zero for both the years ended December 31, 2016 and 2015.

Securities inventory – Securities consist of bonds, stock and other investments. The Company classifies its investments as trading securities. Firm trading securities are bought and held principally as inventory for the purpose of resale in the near term. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from principal transactions.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and accounted for at cost, which management believes represents fair value. Changes in fair value, including realized and unrealized gains and losses are included in other income (expense).

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)

Investment banking – Underwriting revenues and fees from advisory assignments are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement.

In the normal course of investment banking activities, the Company may receive securities, stock or warrants of the company, for which services have been performed. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees receive a portion of the securities received as compensation. These revenues and expenses are included in the statements of operation in the respective captions of commissions and fees and employee compensation and benefits. The subsequent values of the securities held are adjusted to fair value and the changes in value are included in the statements of operations in other income (expense). During 2016 and 2015, the Company recognized $836,000 and $267,000, respectively, of noncash investment banking fees and $418,000 and $109,000, respectively, of noncash compensation where securities were received.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	the lesser of the lease term or 7 years

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Revenue Recognition – Revenues from customer transactions, including commissions, are reported on a trade date basis.

Securities inventories are classified as trading securities. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from principal transactions.

Investment banking revenues include management fees earned from securities offerings in which the company acts as an underwriter or agent and fees earned from providing financial advisory services. Underwriting revenues, fees from advisory services and related expenses are recorded when the services have been provided. The Company classifies securities, stock or warrants received for services as investment securities. Revenues and related expenses are recognized based on the estimated fair value of the securities, stock or warrants when earned and subsequently adjusted to fair value with the changes in value included in other income (expense).

Other advisory and administrative fees are recorded as earned, with billed but not paid amounts included in receivables.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income and depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2016 that would not meet the "more likely than not" threshold for uncertain tax purposes.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)

Recently issued pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-9, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-9"). ASU 2014-9 requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective January 1, 2018, with early adoption prohibited. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its financial statements but it is not expected to have a significant impact.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-2, "Leases (Topic 842)" ("ASU 2016-2"). ASU 2016-2 requires lessees to recognize a right-of-use asset and lease liability on the statement of financial condition and disclose key information about leasing arrangements. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changes from current U.S. GAAP. ASU 2016-2 is effective for annual periods beginning after January 1, 2019. The Company is in the process of assessing the impact of the adoption of ASU 2016-2 on its financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2016 and have subsequently settled, had no material effect on the statement of financial condition.

Subsequent events policy – Subsequent events have been evaluated through February 27, 2017, which is the date the financial statements were issued.

(2) Receivable from clearing organization

Amounts receivable from the Company's clearing firm consist of the following:

	December 31, 2016	December 31, 2015
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	1,124,000	3,906,000
	$ 1,374,000	$ 4,156,000

(3) Securities inventory and securities sold, not yet purchased

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2016 and 2015.

December 31, 2016	Securities Inventory	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 207,000	$ -
Municipal bonds	9,423,000	-
Corporate debt securities	118,000	-
Government securities	2,766,000	77,000
Total	$ 12,514,000	$ 77,000

December 31, 2015	Securities Inventory	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 165,000	$ -
Municipal bonds	5,623,000	-
Corporate debt securities	311,000	14,000
Certificates of deposit	25,000	-
Government securities	559,000	249,000
Total	$ 6,683,000	$ 263,000

(4) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2016 and 2015 are summarized below:

	Fair Value	Cost	Unrealized Gains	Unrealized Losses
December 31, 2016				
Equities - unrestricted	$ 394,000	$ 682,000	$ -	$ 288,000
Equities - restricted, public	596,000	367,000	229,000	-
Equities - restricted, private	53,000	53,000	-	-
Total	$ 1,043,000	$ 1,102,000	$ 229,000	$ 288,000
December 31, 2015				
Equities - unrestricted	$ 434,000	$ 805,000	$ -	$ 371,000
Equities - restricted, public	17,000	41,000	-	24,000
Equities - restricted, private	56,000	56,000	-	-
Total	$ 507,000	$ 902,000	$ -	$ 395,000

(5) Property and equipment

The following is a summary of property and equipment:

	December 31, 2016	December 31, 2015
Cost of owned property and equipment:		
Computer software and equipment	$ 1,510,000	$ 1,280,000
Furniture and fixtures	770,000	770,000
Leasehold improvements	1,171,000	277,000
	3,451,000	2,327,000
Less accumulated depreciation	3,102,000	1,780,000
Net owned property and equipment	349,000	547,000
Cost of property and equipment under capital lease:		
Computer software and equipment	-	202,000
Leasehold improvements	-	894,000
	-	1,096,000
Less accumulated depreciation	-	1,078,000
Net property and equipment under capital lease	-	18,000
Total property and equipment	$ 349,000	$ 565,000

The aggregate depreciation and amortization expense was $245,000 and $505,000 for the years ended December 31, 2016 and 2015, respectively. Depreciation expense is included in occupancy on the statements of operation. Depreciation of assets under capital lease arrangements is included with depreciation on owned assets.

(6) Capital lease

The Company had capital lease obligations as of December 31, 2015 for the purchase of property and equipment.

	December 31, 2015
Capital lease (secured by related assets) expired on January 31, 2016, payable in aggregate monthly installments of $10,900, including interest of 0%.	$ 11,000
Total capital leases	$ 11,000

(7) Fair value measurements

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(7) Fair value measurements (continued)

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2016 and 2015 are as follows:

December 31, 2016	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities owned:				
Corporate equity securities	$ 207,000	$ 207,000	$ -	$ -
Municipal bonds	9,423,000	-	9,423,000	-
Corporate debt securities	118,000	-	118,000	-
Government securities	2,766,000	-	2,766,000	-
Investment securities	1,043,000	2,000	25,000	1,016,000
Total assets	$ 13,557,000	$ 209,000	$ 12,332,000	$ 1,016,000
Securities sold, not yet purchased:				
Government securities	$ 77,000	$ -	$ 77,000	$ -
Total liabilities	$ 77,000	$ -	$ 77,000	$ -

December 31, 2015	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities owned:				
Corporate equity securities	$ 165,000	$ 165,000	$ -	$ -
Municipal bonds	5,623,000	-	5,623,000	-
Corporate debt securities	311,000	-	311,000	-
Certificates of deposit	25,000	-	25,000	-
Government securities	559,000	-	559,000	-
Investment securities	507,000	76,000	-	431,000
Total assets	$ 7,190,000	$ 241,000	$ 6,518,000	$ 431,000
Securities sold, not yet purchased:				
Corporate debt securities	$ 14,000	$ -	$ 14,000	$ -
Government securities	249,000	-	249,000	-
Total liabilities	$ 263,000	$ -	$ 263,000	$ -

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 from those used in 2015.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

(7) Fair value measurements (continued)

Municipal bonds, corporate debt securities and certificates of deposit – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

Investment Securities – valued at either the closing price reported in the active market the individual security is traded or using Black-Scholes pricing model, which includes unobservable inputs as discussed below.

The carrying value of the Company's cash, cash equivalents, accounts receivable, account payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

The following table presents a reconciliation of assets and liabilities measured on a recurring basis, using significant unobservable inputs. There were realized losses of $137,000 and realized gains of $10,000 for the years ended December 31, 2016 and 2015, respectively.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	December 31,	
	2016	2015
Beginning Balance	$ 431,000	$ 520,000
Total gains or losses (unrealized/realized)		
Included in earnings	188,000	154,000
Acquired	836,000	501,000
Settlements/sales	(439,000)	(609,000)
Transfers in and/or out of Level 3	-	(135,000)
Ending balance	$ 1,016,000	$ 431,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	$ 324,000	$ 144,000

All transfers are assumed to occur at the beginning of the reporting period.

(7) Fair value measurements (continued)

The assets and liabilities measured using unobservable inputs are predominantly warrants of public companies not traded on the open market received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires. At December 31, 2016 the range of estimated warrant terms ranged from 0.26 to 4.96 years, risk free rates ranged from 0.85% to 1.93% and the volatility rate ranged from 50% to 223%. At December 31, 2015 the estimated ranges for warrant terms, risk free rate and volatility was 0.59 to 4.70 years, .65% to 1.76% and 50% to 275%, respectively. Weighted averages are shown below.

	December 31,	
	2016	2015
Estimated term	4.3	3.5
Risk-free interest rate	1.9	1.6
Volatility rate	110.8	120.9

(8) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2016	2015
Current income taxes		
Federal income taxes	$ 411,000	$ (542,000)
State and local income taxes	182,000	(157,000)
Total current income tax expense	593,000	(699,000)
Deferred income taxes		
Federal deferred tax	14,000	(197,000)
State and local deferred tax	-	-
Total deferred income tax (benefit) expense	14,000	(197,000)
Total income tax (benefit) expense	$ 607,000	$ (896,000)

(8) Income tax expense (continued)

The components of deferred income taxes included on the statements of financial condition are as follows:

	Years Ended December 31,	
	2016	2015
Deferred tax assets:		
Accrued compensation and benefits	$ 45,000	$ 9,000
Property and equipment	17,000	138,000
Warrant valuations	24,000	158,000
Bad debt reserves	105,000	-
Depreciation and amortization	6,000	-
Total deferred tax assets	197,000	305,000
Deferred tax liabilities:		
Warrant income	371,000	403,000
Other	3,000	3,000
Depreciation and amortization	-	62,000
Total deferred tax liabilities	374,000	468,000
Net deferred tax liabilities	$ (177,000)	$ (163,000)

The Company files a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Any taxes currently payable would be due to Holdings. The Company was reimbursed $116,000 from Holdings during the year ended December 31, 2016, for its share of income taxes receivable. The Company reimbursed Holdings zero during the year ended December 31, 2015, for its share of taxes payable.

Holdings files tax returns, including returns for its subsidiaries, in the United States federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions.

(9) Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through July 2021. The lease agreements provide for monthly rental payments ranging between $500 and $44,000, plus a proportionate share of operating expenses. Rent expensed under these arrangements was $1,704,000 and $1,544,000 for the years ended December 31, 2016 and 2015, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through June 2021. Aggregate payments under these leases amount to $9,000 per month. Rent expensed under these arrangements was $105,000 and $96,000 for the years ended December 31, 2016 and 2015, respectively.

(9) Commitments (continued)

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2017	$ 1,296,000
2018	585,000
2019	186,000
2020	126,000
2021	28,000
Total minimum lease payments	$ 2,221,000

Subsequent to year end, the Company entered into a lease renewal for office space in New York. The twenty-four month lease renewal begins in March of 2017 at an average basic rent of approximately $30,000 per month. These payments are included in the schedule of future minimum lease payments above.

(10) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(11) Related party transactions

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. The Company received management fees totaling $30,000 and $36,000 from Networks for the years ending December 31, 2016 and 2015, respectively. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred and their portion of allocated expenses in accordance with shared service agreements. The Company received affiliate reimbursements totaling $96,000 and $115,000 for the years ending December 31, 2015 and 2016, respectively.

The Company has the following receivables from its affiliates at year end:

	December 31,	
	2016	2015
Networks	$ 42,000	$ 54,000
Trust	12,000	10,000
Holdings	-	750,000
	$ 54,000	$ 814,000

(11) Related party transactions (continued)

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2016 and 2015 was $748,000 and $1,234,000 respectively and is included in the statements of financial position under the caption "Receivables". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(12) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $8,414,000 and $439,000, respectively. The Company's net capital ratio was 0.78 to 1.

(13) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. The Company has not provided a matching contribution through 2016.

(14) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2016	2015
Cash received: interest	$ 251,000	$ 216,000
Cash received: taxes	$ -	$ 8,000
Cash received: related party for taxes	$ 116,000	$ -
Cash paid: interest	$ 38,000	$ 31,000
Cash paid: taxes	$ -	$ 10,000

NORTHLAND SECURITIES

February 28, 2017

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Annual Audit Report for Northland Securities, Inc. (CRD # 40258)

To Whom it May Concern:

Pursuant to Securities and Exchange Commission (SEC) Rule 17a-5 for broker dealers registered under Section 15 of the Act of 1934, please find enclosed two copies of a long and short version of the 2016 audited financial statements for Northland Securities, Inc. The two long versions are separately bound and marked for confidential purposes.

In addition, enclosed is a copy of the SIPC Supplemental Report including the form SIPC-7T for 2016.

If you have any questions or require further information please contact the undersigned at (612) 851-4915.

Sincerely,

Timothy S. Duffy

Timothy S. Duffy
Chief Financial Officer

Enclosures.